Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

ELOYALTY CORPORATION

eLoyalty Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting Article I in its entirety and replacing it with the following:

“ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Mattersight Corporation.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 31st day of May, 2011.

ELOYALTY CORPORATION

By:	/s/ William B. Noon
Name:	William B. Noon
Title:	Vice President and Chief Financial Officer